SRK Consulting
Engineers and Scientists

SRK Consulting (Canada) Inc.
Suite 2100 – 25 Adelaide Street East
Toronto, Ontario, M5C 3A1
Canada

toronto@srk.com
www.srk.com

Tel: 416.601.1445
Fax: 416.601.9046

Toronto, March 13, 2009
Project number: 3CM016.000

CONSENT OF AUTHOR

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

MAG SILVER CORP. (the "Company")

I refer to the annual information form of the Company dated March 13, 2009 (the "AIF") and the technical report dated July 25, 2008 entitled "Mineral Resource Estimation, Valdecañas Silver Project, Zacatecas State, Mexico" (the "Technical Report"), which I have prepared for the Company.

Pursuant to Section 8.3 of National Instrument 43-101 – "*Standards of Disclosure for Mineral Projects*" this letter constitutes the consent of the undersigned to the reference in the AIF to extracts from, and a summary of, the Technical Report.

I also confirm (a) that I have read the AIF, including the written disclosure of the Technical Report and of extracts or a summary of the Technical Report contained in the AIF or incorporated therein by reference and (b) that the AIF fairly and accurately represents the information in the Technical Report that supports the disclosure set out in the AIF.

Yours truly,

SRK Consulting (Canada) Inc.

Jean-François Couture, Ph.D, P.Geo
Principal Geologist

Group Offices:
Africa
Asia
Australia
North America
South America
United Kingdom

North American Offices:
Denver 303.985.1333
Elko 775.753.4151
Fort Collins 970.407.8302
Reno 775.828.6800
Tucson 520.544.3688
Vancouver 604.681.4196

SRK Consulting
Engineers and Scientists

SRK Consulting (Canada) Inc.
Suite 2100 – 25 Adelaide Street East
Toronto, Ontario, M5C 3A1
Canada

toronto@srk.com
www.srk.com

Tel: 416.601.1445
Fax: 416.601.9046

Toronto, March 13, 2009
Project number: 3CM016.000

CONSENT OF AUTHOR

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

MAG SILVER CORP. (the "Company")

I refer to the annual information form of the Company dated March 13, 2009 (the "AIF") and the technical report dated July 25, 2008 entitled "Mineral Resource Estimation, Valdecañas Silver Project, Zacatecas State, Mexico" (the "Technical Report"), which I have prepared for the Company.

Pursuant to Section 8.3 of National Instrument 43-101 – "*Standards of Disclosure for Mineral Projects*" this letter constitutes the consent of the undersigned to the reference in the AIF to extracts from, and a summary of, the Technical Report.

I also confirm (a) that I have read the AIF, including the written disclosure of the Technical Report and of extracts or a summary of the Technical Report contained in the AIF or incorporated therein by reference and (b) that the AIF fairly and accurately represents the information in the Technical Report that supports the disclosure set out in the AIF.

Yours truly,

SRK Consulting (Canada) Inc.

Dominic Chartier, P.Geo
Consulting Geologist

SRK Consulting
Engineers and Scientists

SRK Consulting (Canada) Inc.
Suite 2100 – 25 Adelaide Street East
Toronto, Ontario, M5C 3A1
Canada

toronto@srk.com
www.srk.com

Tel: 416.601.1445
Fax: 416.601.9046

Toronto, March 13, 2009
Project number: 3CM016.000

CONSENT OF AUTHOR

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

MAG SILVER CORP. (the "Company")

I refer to the annual information form of the Company dated March 13, 2009 (the "AIF") and the technical report dated July 25, 2008 entitled "Mineral Resource Estimation, Valdecañas Silver Project, Zacatecas State, Mexico" (the "Technical Report"), which I have prepared for the Company.

Pursuant to Section 8.3 of National Instrument 43-101 – "*Standards of Disclosure for Mineral Projects*" this letter constitutes the consent of the undersigned to the reference in the AIF to extracts from, and a summary of, the Technical Report.

I also confirm (a) that I have read the AIF, including the written disclosure of the Technical Report and of extracts or a summary of the Technical Report contained in the AIF or incorporated therein by reference and (b) that the AIF fairly and accurately represents the information in the Technical Report that supports the disclosure set out in the AIF.

Yours truly,

SRK Consulting (Canada) Inc.

Glen Cole, P.Geo
Principal Resource Geologist

Group Offices:
Africa
Asia
Australia
North America
South America
United Kingdom

North American Offices:
Denver 303.985.1333
Elko 775.753.4151
Fort Collins 970.407.8302
Reno 775.828.6800
Tucson 520.544.3688
Vancouver 604.681.4196